UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d−1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d−2(a)

 &

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ReneSola Ltd.
(Name of Issuer)

Shares of no par value
(Title of Class of Securities)

G7500C 106
(CUSIP Number)

Xianshou Li, Chief Executive Officer No. 8 Baoqun Road Yaozhuang County, Jiashan Town Zhejiang Province 314117 People’s Republic of China +86 (21) 6280 9180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500C 106

(1)	Names of Reporting Persons
Xianshou Li (“Mr. Li”)
(2)	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
215,001,799 shares
(8)	Shared Voting Power
15,314,310 shares (consisting of (i) 775,600 shares held by Ms. Xiahe Lian (“Ms. Lian”), wife of Mr. Li, and 350,000 shares issuable upon the exercise of options held by Ms. Lian, which are exercisable within 60 days from the date hereof and with respect to which Mr. Li also shares dispositive power with Ms. Lian, (ii) 1,135,096 shares beneficially owned by Mr. Xiangjun Dong (“Mr. Dong”) through Dynasty Time Limited (“Dynasty”), and (iii) 13,053,614 shares beneficially owned by Mr. Zhengmin Lian (“Mr. Lian”) through Assets Train Limited (“Assets Train”))
(9)	Sole Dispositive Power
215,001,799 shares
(10)	Shared Dispositive Power
15,314,310 shares (consisting of 775,600 shares held by Ms. Lian and 350,000 shares issuable upon the exercise of options held by Ms. Lian which are exercisable within 60 days from the date hereof and with respect to which Mr. Li also shares voting power with Ms. Lian)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
230,316,109 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
60.2%[1]
(14)	Type of Reporting Person
IN

1        As a percentage of 381,027,002 outstanding shares of no par value (“Shares”) of ReneSola Ltd. (the “Issuer”) as of the date hereof (as provided by the Issuer).

CUSIP No. G7500C 106

(1)	Names of Reporting Persons
ReneSola Singapore Pte. Ltd. (“ReneSola Singapore”)
(2)	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
180,000,000 shares
(8)	Shared Voting Power
180,000,000 shares
(9)	Sole Dispositive Power
180,000,000 shares
(10)	Shared Dispositive Power
180,000,000 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
180,000,000 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
47.2%[2]
(14)	Type of Reporting Person
CO

2        As a percentage of 381,027,002 outstanding Shares as of the date hereof (as provided by the Issuer).

CUSIP No. G7500C 106

(1)	Names of Reporting Persons
Champion Era Enterprises Limited (“Champion”)
(2)	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
33,501,799 shares
(8)	Shared Voting Power
0
(9)	Sole Dispositive Power
33,501,799 shares
(10)	Shared Dispositive Power
0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,501,799 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
8.8%[3]
(14)	Type of Reporting Person
CO

3        As a percentage of 381,027,002 outstanding Shares as of the date hereof (as provided by the Issuer).

CUSIP No. G7500C 106

(1)	Names of Reporting Persons
Zhengmin Lian
(2)	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
0
(8)	Shared Voting Power
13,053,614 shares
(9)	Sole Dispositive Power
13,053,614 shares
(10)	Shared Dispositive Power
0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
13,053,614 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
3.4%[4]
(14)	Type of Reporting Person
IN

4        As a percentage of 381,027,002 outstanding Shares as of the date hereof (as provided by the Issuer).

CUSIP No. G7500C 106

(1)	Names of Reporting Persons
Assets Train Limited
(2)	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
0
(8)	Shared Voting Power
13,053,614 shares
(9)	Sole Dispositive Power
13,053,614 shares
(10)	Shared Dispositive Power
0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
13,053,614 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
3.4%[5]
(14)	Type of Reporting Person
CO

5        As a percentage of 381,027,002 outstanding Shares as of the date hereof (as provided by the Issuer).

Preamble and Explanatory Note

This Amendment No. 1 to Schedule 13D is being filed jointly by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) to amend the Schedule 13D filed on February 3, 2016 (the “Original Schedule 13D”). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

“(a)

This Statement is being filed jointly by Mr. Li, ReneSola Singapore, Champion, Mr. Lian and Assets Train (each a “Reporting Person,” and together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may, as among themselves, be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b), (c) and (f)

Mr. Li’s business address is located at the principal office address of the Issuer. Mr. Li, a citizen of the People’s Republic of China, is the chairman of board of directors and chief executive officer of the Issuer, the sole director of Champion and one of the directors of ReneSola Singapore.

ReneSola Singapore is a company incorporated in the Republic of Singapore for investment holding purposes. The principal business address for ReneSola Singapore is located at CleanTech Loop, #02-28 CleanTech One, Singapore (637141).

Mr. Lian’s business address is also located at the principal office address of the Issuer. Mr. Lian, a citizen of the People’s Republic of China, is the sole director of Assets Train.

Champion and Assets Train are companies incorporated in the British Virgin Islands mainly for investment purposes. The principal business address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(d) and (e)

During the last five years, none of Mr. Li or Mr. Lian, to the knowledge of ReneSola Singapore, Champion or Assets Train, none of their respective (a) executive officer or director of either of them; (b) person controlling either of them; or (c) executive officer or director of any corporation or other person ultimately in control of either of them, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

“A portion of the reported Shares held by Champion and all of the reported Shares held by Assets Train were the acquisitions by Mr. Li and/or Mr. Lian prior to the Issuer’s initial public offering on January 29, 2008, as disclosed in the Issuer’s prospectus dated January 28, 2008 and the Issuer’s press release dated July 13, 2010.

After the Issuer’s initial public offering, the purchases and sales of Shares in open market transactions made by Champion and Ms. Lian, the wife of Mr. Li, were solely for investment purposes, and not for the purpose of or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.

Mr. Li has the sole voting and disposition powers over the Shares held by each of ReneSola Singapore and Champion. Mr. Li also has shared voting and disposition powers over the Shares held by Ms. Lian, and has shared voting powers over the Shares beneficially owned by Mr. Dong (through Dynasty) and Mr. Lian (through Assets Train).

On September 25, 2017, the Issuer entered into a share purchase and subscription agreement (the “SPA”) with Mr. Li, ReneSola Singapore and other parties named therein, pursuant to the terms of which, (i) the Issuer has transferred to Mr. Li substantially all of the assets and liabilities related to its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business (the “Transferred Businesses”) through a transfer of all the share capital in ReneSola Singapore to Mr. Li, as a result of which bank borrowings in excess of RMB3 billion related to the Transferred Businesses will no longer be consolidated on the Issuer’s balance sheet, (ii) ReneSola Singapore has agreed to cancel approximately $217.3 million of accounts and other payable owed by the Issuer, and (iii) the Issuer has issued 180 million Shares to ReneSola Singapore (together with other transactions contemplated by the SPA, collectively, the “Transactions”). The Transactions closed on September 29, 2017.

Except as described in this Statement, none of the Report Persons has any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.”

Item 5	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

“(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons:

			Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Xianshou Li	230,316,109 shares	60.2%	215,001,799 shares (1)(2)(3)	15,314,310 shares (4)(5)(6)	215,001,799 shares (1)(2)(3)	15,314,310 shares (4)(5)(6)
ReneSola Singapore Pte. Ltd. (3)	180,000,000 shares	47.2%	180,000,000 shares	0	180,000,000 shares	0
Champion Era Enterprises Limited (1)	33,501,799 shares	8.8%	33,501,799 shares	0	33,501,799 shares	0
Zhengmin Lian (4)	13,053,614 shares	3.4%	0	13,053,614 shares	13,053,614 shares	0
Assets Train Limited (4)	13,053,614 shares	3.4%	0	13,053,614 shares	13,053,614 shares	0

*	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the Shares. Percentage of beneficial ownership of each Reporting Person is based on a total of 381,027,002 outstanding Shares as of the date hereof (as provided by the Issuer).

(1)	Champion was the record owner of 33,501,799 Shares as of the date hereof. Champion is indirectly wholly owned by the LXS Family Trust of which Mr. Li is the settlor. The trustee of the LXS Family Trust is HSBC International Trustee Limited (“HSBC”). Pursuant to the trust deed dated November 25, 2010 between Mr. Li and HSBC, Mr. Li holds all voting and investment powers of Champion and its assets. Pursuant to Section 13(d) of the Act, Mr. Li may be deemed to beneficially own all of the shares held by Champion. HSBC should not be deemed a beneficial owner of the shares in the Issuer held by Champion under Section 13(d) of the Act.

(2)	Includes 1,500,000 Shares issuable upon the exercise of options held by Mr. Li, which are exercisable within 60 days from the date hereof.

(3)	ReneSola Singapore was the record owner of 180,000,000 Shares as of the date hereof. ReneSola Singapore is wholly owned by Mr. Li.

(4)	Includes 13,053,614 Shares beneficially owned by Mr. Lian as of the date hereof. Mr. Li holds shared voting rights with Mr. Lian with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Li and Assets Train. Under the voting agreement, Assets Train irrevocably appointed Mr. Li as its attorney and proxy with full power of substitution with respect to 13,053,614 Shares held by Assets Train, to vote and act at all shareholder meetings and give written consent on behalf of Assets Train on matters of the Issuer requiring shareholder approval.

(5)	Includes 1,135,096 Shares beneficially owned by Mr. Dong as of the date hereof. Mr. Li holds shared voting rights with Mr. Dong with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Li and Dynasty. Under the voting agreement, Dynasty irrevocably appointed Mr. Li as its attorney and proxy with full power of substitution with respect to 1,135,096 shares held by Dynasty, to vote and act at all shareholder meetings and give written consent on behalf of Dynasty on matters of the Issuer requiring shareholder approval. Dynasty is indirectly wholly owned by the DXJ Family Trust of which Mr. Dong is the settlor. The trustee of the DXJ Family Trust is HSBC. Pursuant to the trust deed dated November 25, 2010 between Mr. Dong and HSBC, Mr. Dong holds all voting and investment powers of Dynasty and its assets.

(6)	Includes 775,600 Shares held by Ms. Lian, the wife of Mr. Li, as of the date hereof, and 350,000 Shares issuable upon the exercise of options held by Ms. Lian, which are exercisable within 60 days from the date hereof and with respect to which Mr. Li also shares voting power and dispositive power with Ms. Lian.

(c)	Except as described in this Statement, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d)	None.

(e)	Not applicable.”

Item 7	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated October 19, 2017, by and among the Reporting Persons

Exhibit 99.2	Share Purchase and Subscription Agreement, dated September 25, 2017, by and among the Issuer, Mr. Li, ReneSola Singapore and other parties named therein (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by the Issuer with the SEC on September 25, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 19, 2017

Xianshou Li

/s/ Xianshou Li

ReneSola Singapore Pte. Ltd.

By:	/s/ Xianshou Li
	Name:	Xianshou Li
	Title:	Director

Champion Era Enterprises Limited

By:	/s/ Xianshou Li
	Name:	Xianshou Li
	Title:	Director

Zhengmin Lian

/s/ Zhengmin Lian

Assets Train Limited

By:	/s/ Zhengmin Lian
	Name:	Zhengmin Lian
	Title:	Director